[KIRLIN LOGO OMITTED]  ---------------------------------------------------------

                             6901 Jericho Turnpike o Syosset, New York 11791
                             (800)899-9400 o (516)393-2500 o FAX (516)364-4850
                             EMAIL: INFO@KIRLIN.COM

                       ---------------------------------------------------------


                                             February 7, 2005

VIA EDGAR AND TELECOPY
----------------------
Ms Cheryl Grant
United States Securities and
  Exchange Commission
Mail Stop 0407
450 Fifth Street, N.W.
Washington, D.C. 20549


              RE: Fusion Telecommunications International (the "Company") Registration Statement on Form S-1
                    (File No. 333-120412) (the "Registration Statement")
                    ----------------------------------------------------


Ladies and Gentlemen:

              In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as representative of the underwriters of the proposed offering of securities of Fusion Telecommunications International, Inc., hereby advises that copies of the Preliminary Prospectus, dated January 18, 2005, were distributed on or after January 20, 2005, as follows:

                  2427 to individual investors;

                  4466 to NASD members (which included 27 prospective underwriters and selected dealers); and

                  199 to institutions.

              The undersigned has been informed by the participating dealers that, in accordance with with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated January 18, 2005, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a "firm commitment" offering.

                                             Very truly yours,

                                             KIRLIN SECURITIES, INC.

                                             By: /s/ David O. Linder
                                                 -------------------------------
                                                 David O. Linder,
                                                 Co-Chief Executive Officer


            Syosset, NY o Princeton, NJ o Iselin, NJ o Rochester, NY
                            Members NASD, SIPC, MSRB